SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 5)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OMI CORPORATION
(Name of subject company (Issuer))
TEEKAY CORPORATION
TEEKAY ACQUISITION HOLDINGS LLC
OMAHA, INC.
AKTIESELSKABET DAMPSKIBSSELSKABET TORM
(Names of Filing Persons (Offerors))

Common Stock, par value $0.50 per share (including the associated preferred stock purchase rights)	Y6476W104
(Title of classes of securities)	(CUSIP number of common stock)

Francelyn Bethel Teekay Corporation Bayside House, Bayside Executive Park West Bay Street & Blake Road, P.O. Box AP 59212 Nassau, Bahamas Telephone: (242) 502-8880	Klaus Kjærulff Aktieselskabet Dampskibsselskabet TORM Turborg Havnevej 18 DK – 2900 Hellerup Denmark Telephone: +45 39 17 92 00
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:

David S. Matheson, Esq. Gwyneth E. McAlpine, Esq. Perkins Coie LLP 1120 N.W. Couch Street Tenth Floor Portland, Oregon 97209-4128 Telephone: (503) 727-2000	John M. Reiss, Esq. Oliver C. Brahmst, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$1,814,140,575	$55,694.12

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of OMI Corporation at a purchase price equal to $29.25 per share and 62,021,900 shares issued and outstanding (including 2,415,610 restricted shares and outstanding options with respect to 37,000 shares).

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$55,694.12	Filing Party:	Teekay Corporation, Teekay Acquisition Holdings, LLC, Omaha, Inc. and A/S Dampskibsselskabet TORM
Form of Registration No.:	Schedule TO	Date Filed:	April 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed on April 27, 2007 (as previously amended, the “Schedule TO”) by (i) Omaha, Inc., a corporation organized under the laws of the Republic of The Marshall Islands (the “Purchaser”) and a jointly owned subsidiary of Teekay Corporation (“Teekay”), through its wholly owned subsidiary Teekay Acquisition Holdings LLC (“Teekay Acquisition Holdings”), and A/S Dampskibsselskabet TORM (“TORM”), (ii) Teekay, (iii) Teekay Acquisition Holdings, and (iv) TORM. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.50 per share (the “Common Stock”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated November 19, 1998, as amended, between the Company and American Stock Transfer and Trust Company, as Rights Agent thereunder (the “Rights” and, together with the shares of Common Stock, the “Shares”), of OMI Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (the “Company”), at a purchase price of $29.25 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11.     Additional Information
     Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:
     “On June 4, 2007, Teekay and TORM issued a press release informing OMI shareholders who have not tendered their Shares in the Offer that, if they want to participate in the Offer, they must do so prior to the expiration of the subsequent offering period at 5:00 pm, New York City time, on June 5, 2007, unless extended. A copy of the press release is attached as Exhibit (a)(5)(vi) hereto and is incorporated herein by this reference.
     The full text of the press release issued by Teekay and TORM and announcing the results of the tender offer and commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.”
Items 12.     Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
  (a)(5)(vi)     Joint Press Release issued by Teekay and TORM on June 4, 2007

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TEEKAY CORPORATION
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
	Title:	President and Chief Executive Officer

A/S DAMPSKIBSSELSKABET TORM
By:	/s/ Klaus Kjærulff
	Name:	Klaus Kjærulff
	Title:	Chief Executive Officer

TEEKAY ACQUISITION HOLDINGS LLC
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
	Title:	President and Chief Executive Officer of Teekay Corporation, its sole member

OMAHA, INC.
By:	/s/ Bjorn Moller
	Name:	Bjorn Moller
	Title:	Director

By:	/s/ Jesper Holmark
	Name:	Jesper Holmark
	Title:	Director

Dated: June 4, 2007